Commission File Number 001-31914

EXHIBIT 99.1

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

NOMINATION OF DIRECTORS

China Life Insurance Company Limited (the “Company”) announces that on 25 March 2021, the board of directors (the “Board of Directors”) of the Company considered and approved the proposals in relation to the nomination of Ms. Huang Xiumei as a candidate for the Executive Director of the seventh session of the Board of Directors of the Company, the nomination of Mr. Wu Shaohua and Mr. Sheng Hetai as candidates for the Non-executive Directors of the seventh session of the Board of Directors of the Company, and the nomination of Mr. Zhai Haitao as a candidate for the Independent Director of the seventh session of the Board of Directors of the Company. Such proposals shall be submitted to the shareholders’ general meeting of the Company for consideration and approval. The qualifications of Ms. Huang Xiumei, Mr. Wu Shaohua, Mr. Sheng Hetai and Mr. Zhai Haitao as Directors are subject to the approval of the China Banking and Insurance Regulatory Commission (the “CBIRC”).

The biographical details of the candidates for Directors are set out below:

Ms. Huang Xiumei, born in 1967, became the Vice President and the Person in Charge of Finance of the Company in May 2020. Ms. Huang has been a Director of Sino-Ocean Group Holding Limited since March 2021, a Director of China Life Franklin Asset Management Company Limited since February 2021, and a Director of China Life Pension Company Limited (“Pension Company”) since July 2018. From 2016 to 2020, she served as the Vice President, the Board Secretary and the Person in Charge of Finance of Pension Company. From 2014 to 2016, she served as the Financial Controller and the General Manager of the Financial Management Department of the Company. From 2005 to 2014, Ms. Huang successively held various positions at the Company’s Fujian Branch, including an Assistant to the General Manager, the Deputy General Manager, the Branch Head, the Deputy General Manager (responsible for daily operations) and the General Manager. From 1999 to 2005, she successively served as the Deputy Division Chief of the Planning and Finance Division, the Manager of the Planning and Finance Department and the Manager of the Finance Department of the Company’s Fujian Branch, and during the period from 2004 to 2005, she concurrently served as the Deputy General Manager of the Company’s Fuzhou Branch. Ms. Huang graduated from Fuzhou University, majoring in accounting with a bachelor’s degree. She is a senior accountant.

Mr. Wu Shaohua, born in 1964, became a member of the Party Committee of China Life Insurance (Group) Company (“CLIC”) in January 2021, and the Chairman of China Life Healthcare Investment Company Limited in March 2021. Mr. Wu successively worked at Jiangxi Provincial Audit Office, China Everbright Bank Company Limited (“CEB”) and China Everbright Group Ltd. (“Everbright Group”). He served as the Director of the Organization Department of the Party Committee and the General Manager of the Human Resources Department of CEB from April 2003 to November 2004, the Deputy Secretary to the Party Committee, the Secretary to the Discipline Inspection Committee, a member of the Party Committee and the Vice President of CEB from November 2004 to December 2008 successively, and a member of the Party Committee and the Deputy General Manager of Everbright Group from December 2008 to January 2021 (during which he concurrently served as the Vice President of CEB, the Secretary to the Party Committee, the Chairman and the President of Everbright Financial Holding Asset Management Co., Ltd. (“Everbright Financial Holding”), the Secretary to the Party Committee and the Chairman of Everbright Financial Holding, and the Secretary to the Party Committee and the Chairman of Everbright Xinglong Trust Co., Ltd.). Mr. Wu graduated from Tsinghua University with a master’s degree in business administration. He is a certified public accountant.

Mr. Sheng Hetai, born in 1970, became a member of the Party Committee and the Vice President of CLIC in May 2019. Mr. Sheng was appointed as the Chairman of China Life Investment Management Company Limited in March 2021 (pending approval from the CBIRC). Mr. Sheng successively worked at Zhongbao Property Insurance Company Limited, the People’s Insurance Company of China and PICC Holding Company. He was the General Manager of the Equity Management Department/Risk Management Department of PICC Holding Company and the General Manager of the Strategic Planning Department of The People’s Insurance Company (Group) of China Limited (“PICC Group”) from March 2006 to May 2008 successively, a senior expert and the General Manager of the Strategic Planning Department of PICC Group from May 2008 to March 2010, an Assistant to the President and the General Manager of the Strategic Planning Department of PICC Group from March 2010 to May 2014, and a member of the Party Committee and the Vice President of PICC Group from May 2014 to May 2019 (during which he concurrently served as a Supervisor of PICC Property and Casualty Company Limited, the Secretary to the Party Committee and the Chairman of PICC Reinsurance Company Limited, the Chairman of PICC Capital Investment Management Company Limited, and the Chairman of Zhongsheng International Insurance Brokers Co., Ltd.). Mr. Sheng graduated from Peking University with a doctoral degree in economics. He is a senior economist.

Mr. Zhai Haitao, born in 1969, is the President and Founding Partner of Primavera Capital Group, a Director of China Asset Management Co., Ltd., and an Independent Non-executive Director of each of China Everbright Environment Group Limited and China Everbright Water Limited. From 2000 to 2009, Mr. Zhai worked at and held various positions in Goldman Sachs Group, including the Managing Director, the Chief Representative of its Beijing Office, the Director of the Strategic Cooperation Office between Goldman Sachs Group and Industrial and Commercial Bank of China, and the Credit Rating Consultant of the Ministry of Finance and China Development Bank. From 1990 to 1995, Mr. Zhai worked at the International Department of the People’s Bank of China. From 1995 to 1998, he was the Deputy Representative of the People’s Bank of China Representative Office for the Americas based in New York. Mr. Zhai holds a master’s degree in international affairs from Columbia University, a master’s degree in business administration from New York University and a bachelor’s degree in economics from Peking University.

Each of the above candidates for Directors will enter into a service contract with the Company. His/Her term of office shall be effective from the date of approval by the CBIRC and end on the expiry of the term of the seventh session of the Board of Directors. He/She is eligible for re-election upon expiry of his/her term.

As an Executive Director of the Company, Ms. Huang Xiumei will not receive any director’s fee from the Company, but will receive corresponding remuneration in accordance with her position in the Company, including salary, bonus and allowance. The Company provides pension fund scheme for Executive Directors. The remuneration of the Executive Directors is determined by reference to the relevant remuneration system of the Company. The Nomination and Remuneration Committee of the Company is responsible for determining the annual remuneration scheme, which shall be subject to the approvals of the Board of Directors and the shareholders’ general meeting. As Non-Executive Directors of the Company, Mr. Wu Shaohua and Mr. Sheng Hetai will not receive any director’s fee or remuneration from the Company. As an Independent Director, Mr. Zhai Haitao will be entitled to director’s fee to be determined by the Board of Directors and subject to approval at the shareholders’ general meeting.

Save as disclosed above, each of the candidates for Directors has not held any directorship in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, and is not connected with any directors, senior management or substantial or controlling shareholders of the Company. Each of the candidates for directors does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Further, there is nothing in respect of the nomination of each of the candidates for Directors that needs to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is there anything that needs to be bought to the attention of the shareholders of the Company.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 25 March 2021

As at the date of this announcement, the Board of Directors comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang
Non-executive Directors:	Yuan Changqing, Wang Junhui
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie

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